SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The interim financial statements, Management’s Discussion & Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: April 28, 2005		Signed: Robert V. Horte

	By:	Name: Robert V. Horte
Title: Corporate Secretary

Canadian Pacific Railway Ingenuity.

Canadian Pacific Railway
Management’s Discussion and Analysis
First Quarter Report 2005

Release: Immediate, April 28, 2005

CPR INCOME MORE THAN TRIPLES IN FIRST-QUARTER 2005
FREIGHT VOLUMES REACH FIRST-QUARTER RECORD
AS RAILWAY RAMPS UP TO MEET GROWING DEMAND

CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) reported net income of $81 million in the first quarter of 2005, more than triple first-quarter 2004 net income of $24 million. CPR seized opportunities in expanding markets to grow revenue in six of its seven business lines, metallurgical coal rates increased significantly, and freight volumes reached a first-quarter record level as railway fluidity increased. The improvements propelled diluted earnings per share to $0.50 in the three-month period ended March 31, compared with $0.15 in first-quarter 2004.

SUMMARY OF FIRST-QUARTER 2005 COMPARED WITH FIRST-QUARTER 2004

➢	Operating income up 54 per cent to $179 million

➢	Revenue up 14 per cent to $1,014 million, a first-quarter record

➢	Operating expenses up 8 per cent

➢	Operating expenses up just 4 per cent excluding the impact of significantly higher fuel prices

➢	Operating ratio of 82.4 per cent, a 4.5-percentage-point improvement

Excluding foreign exchange losses on long-term debt, CPR increased its after-tax income by 124 per cent to $85 million or $0.53 per diluted share in first-quarter 2005, compared with $38 million or $0.24 per diluted share in the same period of 2004.

“CPR’s performance in the quarter was exceptional,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “Yield continued to strengthen. We delivered greater operating leverage, taking more of the revenue growth to the bottom line. Productivity and fluidity continued to improve as freight car velocity increased and our team handled more freight than in any previous January-to-March period.”

CPR reached a five-year contract agreement with Elk Valley Coal Partnership, retroactive to April 1, 2004, that included an increase in freight rates. Coal revenues in the first quarter of 2005 were adjusted by $17 million to reflect the higher rates applicable in the period from April 1 to Dec. 31, 2004.

In other developments, CPR announced a $160-million capacity expansion on its track network between the Prairies and the Port of Vancouver. The work, which will be completed in the fourth quarter this year, will increase CPR’s capacity in western Canada by more than 400 freight cars a day as offshore demand for Canadian resources and imports of consumer goods continue to increase.

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Multi-year contracts were concluded with CPR’s three largest unions. “CPR now has contracts in place with 96 per cent of its unionized employees in Canada and with almost 80 per cent of its unionized workforce across North America,” Mr. Ritchie said. “We have achieved a stable labour environment that enables all stakeholders to benefit from continued growth in demand for rail service, and we have done it with labour contracts that provide for continued productivity improvements.”

REVENUE

Revenue growth was strong across CPR’s entire bulk commodity sector in the first quarter of 2005, compared with first-quarter 2004, led by coal and grain, which increased 44 per cent and 23 per cent,respectively. Revenue was also up in forest products as pulp and paper volumes increased, and in the industrial products sector where demand was strong for chemicals, aggregates and steel. Containerized intermodal freight continued its record of uninterrupted growth, with gains in both the import-export and domestic markets.

OPERATING EXPENSES

Operating expenses increased as a result of high fuel prices, business growth, and the impact of rising share prices on stock-based compensation programs.

“There will be ongoing focus on expense management and railway fluidity as we continue to grow our business, generate higher yield and improve our operating leverage,” Mr. Ritchie said. “The base of business covered by fuel surcharges will continue to expand in 2005 and, together with fuel efficiency measures and hedging, will further offset the impact of high oil prices.”

OUTLOOK

CPR expects to grow revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be between $3.15 and $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81).

Capital investment in 2005 is expected to be in the range of $900 million to $920 million, including the $160-million cost of the capacity expansion program. CPR expects that, in the first full year when the additional capacity is completely utilized, it would translate into incremental earnings per share in the range of $0.25 to $0.40. Free cash flow after dividends is expected to be approximately $50 million to $100 million in 2005.

FOREIGN EXCHANGE LOSSES ON LONG-TERM DEBT

CPR had a foreign exchange loss on long-term debt of $3 million ($4 million after tax) in the first quarter of 2005, compared with a loss of $13 million ($14 million after tax) in the same period of 2004.

PRESENTATION OF NON-GAAP EARNINGS

CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items, which are not among CPR’s normal ongoing

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revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In CPR’s first fiscal quarter 2005, there were foreign exchange losses on long-term debt but there were no other specified items.

It should be noted that CPR earnings that exclude foreign exchange currency translation effects on long-term debt and/or other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.

NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
investor@cpr.ca

3

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)
Revenues
Freight	$979.9	$853.7
Other	34.2	32.9

	1,014.1	886.6

Operating expenses

Compensation and benefits	331.1	309.0
Fuel	134.5	99.7
Materials	58.8	53.8
Equipment rents	48.5	58.6
Depreciation and amortization	109.5	99.6
Purchased services and other	153.0	149.9

	835.4	770.6

Operating income	178.7	116.0

Other (income) charges (Note 3)	(1.0)	4.6
Foreign exchange losses on long-term debt	3.1	13.3
Interest expense (Note 4)	51.6	54.0
Income tax expense	44.3	20.6

Net income	$80.7	$23.5

Basic earnings per share (Note 6)	$0.51	$0.15

Diluted earnings per share (Note 6)	$0.50	$0.15

See notes to interim consolidated financial statements.

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CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$274.5	$353.0
Accounts receivable	528.1	434.7
Materials and supplies	160.1	134.1
Future income taxes	71.3	70.2

	1,034.0	992.0

Investments	55.9	96.0
Net properties	8,467.1	8,393.5
Other assets and deferred charges	1,040.6	1,018.3

Total assets	$10,597.6	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$8.5	$—
Accounts payable and accrued liabilities	969.2	975.3
Income and other taxes payable	23.0	16.2
Dividends payable	21.0	21.0
Long-term debt maturing within one year	279.5	275.7

	1,301.2	1,288.2

Deferred liabilities	745.8	767.8
Long-term debt	3,078.9	3,075.3
Future income taxes	1,426.8	1,386.1

Shareholders’ equity
Share capital	1,124.7	1,120.6
Contributed surplus	302.7	300.4
Foreign currency translation adjustments	73.4	77.0
Retained income	2,544.1	2,484.4

	4,044.9	3,982.4

Total liabilities and shareholders’ equity	$10,597.6	$10,499.8

Commitments and contingencies (Note 10)
See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$80.7	$23.5
Add (deduct) items not affecting cash:
Depreciation and amortization	109.5	99.6
Future income taxes	40.1	16.0
Foreign exchange losses on long-term debt	3.1	13.3
Amortization of deferred charges	5.0	6.3
Restructuring payments	(13.0)	(18.5)
Other operating activities, net	(20.9)	(22.4)
Change in non-cash working capital balances related to operations	(126.3)	(15.2)

Cash provided by operating activities	78.2	102.6

Investing activities
Additions to properties	(143.4)	(140.1)
Other investments	0.8	(1.5)
Net proceeds from disposal of transportation properties	1.7	2.8

Cash used in investing activities	(140.9)	(138.8)

Financing activities
Dividends paid	(21.0)	(20.2)
Issuance of shares	4.1	0.4
Increase in short-term borrowing	8.6	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(7.5)	(11.6)

Cash (used in) provided by financing activities	(15.8)	162.3
Cash position

(Decrease) increase in net cash	(78.5)	126.1
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$274.5	$260.8

Net cash is defined as:

Cash and short-term investments	$274.5	$260.8

See notes to interim consolidated financial statements.

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STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the three months
	ended March 31
	2005	2004
	(unaudited)	(unaudited)

Balance, January 1	$2,484.4	$2,153.9

Net income for the period	80.7	23.5

Dividends	(21.0)	(20.2)

Balance, March 31	$2,544.1	$2,157.2

See notes to interim consolidated financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Change in accounting estimate

During the quarter, the Company recorded a $16.6-million adjustment to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.

3	Other (income) charges

	For the three months
	ended March 31
(in millions)	2005	2004

Amortization of discount on accruals recorded at present value	$4.2	$4.9
Other exchange (gains) losses	(2.0)	2.5
Loss on sale of accounts receivable	0.9	0.9
Gain on non-hedging derivative instruments	(6.2)	(4.6)
Other	2.1	0.9

Total other (income) charges	$(1.0)	$4.6

4	Interest expense

	For the three months
	ended March 31
(in millions)	2005	2004

Interest expense	$54.7	$55.2
Interest income	(3.1)	(1.2)

Total interest expense	$51.6	$54.0

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

5	Restructuring and environmental remediation

At March 31, 2005, the provision for restructuring and environmental remediation was $439.6 million (December 31, 2004 – $448.7 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2005

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for termination plans	$269.7	(0.2)	(11.8)	3.1	0.4	$261.2

Other non-labour liabilities for exit plans	6.1	(0.1)	—	—	—	6.0

Total restructuring liability	275.8	(0.3)	(11.8)	3.1	0.4	267.2

Environmental remediation program	172.9	—	(1.2)	—	0.7	172.4

Total restructuring and environmental remediation liability	$448.7	(0.3)	(13.0)	3.1	1.1	$439.6

Three months ended March 31, 2004

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$358.2	—	(16.7)	4.4	0.9	$346.8

Other non-labour liabilities for exit plans	9.2	—	(0.3)	—	—	8.9

Total restructuring liability	367.4	—	(17.0)	4.4	0.9	355.7

Environmental remediation program	94.8	—	(1.5)	—	0.5	93.8

Total restructuring and environmental remediation liability	$462.2	—	(18.5)	4.4	1.4	$449.5

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

6	Earnings per share

At March 31, 2005, the number of shares outstanding was 158.9 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2005	2004

Weighted average shares outstanding	158.8	158.7
Dilutive effect of stock options	1.4	0.6

Weighted average diluted shares outstanding	160.2	159.3

(in dollars)
Basic earnings per share	$0.51	$0.15
Diluted earnings per share	$0.50	$0.15

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

7	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,000 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,000 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of March 31(including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,000	42.05	1,741,400	32.50
Exercised	(151,514)	27.23	(33,127)	14.01
Forfeited/cancelled	(48,071)	27.36	(16,175)	29.04
Expired	—	—	—	—

Outstanding, March 31	9,100,495	$31.53	7,918,772	$29.21

Options exercisable at March 31	2,342,965	$27.19	1,332,880	$23.84

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months
		ended March 31
(in dollars)		2005	2004

Net income (in millions)	As reported	$80.7	$23.5
	Pro forma	$80.6	$22.9

Basic earnings per share	As reported	$0.51	$0.15
	Pro forma	$0.51	$0.14

Diluted earnings per share	As reported	$0.50	$0.15
	Pro forma	$0.50	$0.14

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first quarter of 2005 (first quarter of 2004 – $9.5 million). The weighted average fair value assumptions were approximately:

	For the three months
	ended March 31
	2005	2004

Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

8	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended March 31, 2005, was $20.4 million (quarter ended March 31, 2004 — $19.2 million).

9	Significant customers

During the first quarter of 2005, one customer comprised 15.0% of total revenue (first quarter of 2004 – 11.2%). At March 31, 2005, one customer represented 15.8% of total accounts receivable
(March 31, 2004 – 5.7%).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(unaudited)

10	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the fourth quarter of 2004, CPR recorded a charge for environmental remediation for a specific property. The estimated cost for remediation may change as new information becomes available or new developments occur.

Capital commitments
At March 31, 2005, CPR had multi-year capital commitments of $607.2 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2005 through 2018.

Operating lease commitments
At March 31, 2005, minimum payments under operating leases were estimated at $580.4 million in aggregate, with annual payments in each of the next 5 years of: remainder of 2005 – $110.0 million; 2006 – $120.6 million; 2007 – $85.8 million; 2008 – $62.2 million; 2009 – $38.8 million.

Guarantees
The Company has residual value guarantees on operating lease commitments of $196.7 million at March 31, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $9.2 million.

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Summary of Rail Data

	First Quarter
	2005	2004	Variance	%

Financial (millions, except per share data)

Revenues
Freight revenue	$979.9	$853.7	$126.2	14.8
Other revenue
Other intermodal revenues	12.7	11.7	1.0	8.5
Non-freight and switching revenues	21.5	21.2	0.3	1.4

Total other revenue	34.2	32.9	1.3	4.0

	1,014.1	886.6	127.5	14.4

Expenses
Compensation and benefits	331.1	309.0	22.1	7.2
Fuel	134.5	99.7	34.8	34.9
Materials	58.8	53.8	5.0	9.3
Equipment rents	48.5	58.6	(10.1)	(17.2)
Depreciation and amortization	109.5	99.6	9.9	9.9
Purchased services and other	153.0	149.9	3.1	2.1

	835.4	770.6	64.8	8.4

Operating income	178.7	116.0	62.7	54.1
Other (income) charges	(1.0)	4.6	(5.6)	(121.7)
Interest expense	51.6	54.0	(2.4)	(4.4)
Income tax expense before foreign exchange losses on long-term debt (1)	43.5	19.6	23.9	121.9

Income before foreign exchange losses on long-term debt (1)	84.6	37.8	46.8	123.8

Foreign exchange losses on long-term debt (FX on LTD)
FX on LTD	(3.1)	(13.3)	10.2	—
Income tax on FX on LTD	(0.8)	(1.0)	0.2	—

FX on LTD (net of tax)	(3.9)	(14.3)	10.4	—

Net income	$80.7	$23.5	$57.2	243.4

Earnings per share (EPS)
Basic earnings per share	$0.51	$0.15	$0.36	240.0
Diluted earnings per share	$0.50	$0.15	$0.35	233.3

EPS before FX on LTD (1)
Basic earnings per share	$0.53	$0.24	$0.29	120.8
Diluted earnings per share	$0.53	$0.24	$0.29	120.8

Weighted average number of shares outstanding (millions)	158.8	158.7	0.1	0.1

Operating ratio (2) (%)	82.4	86.9	(4.5)	—

ROCE before FX on LTD (after tax) (1) (2) (%)	7.9	7.1	0.8	—
Net debt to net debt plus equity (%)	43.3	47.5	(4.2)	—

EBIT before FX on LTD (1) (2) (millions)	$179.7	$111.4	$68.3	61.3
EBITDA before FX on LTD (1) (2) (millions)	$289.2	$211.0	$78.2	37.1

(1)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(2)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

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Summary of Rail Data (Page 2)

	First Quarter
	2005	2004	Variance	%

Commodity Data
Freight Revenues (millions)
- Grain	$165.6	$135.0	$30.6	22.7
- Coal	165.6	115.3	50.3	43.6
- Sulphur and fertilizers	119.3	111.2	8.1	7.3
- Forest products	81.1	73.4	7.7	10.5
- Industrial products	118.6	101.6	17.0	16.7
- Automotive	69.9	71.3	(1.4)	(2.0)
- Intermodal (including food and consumer)	259.8	245.9	13.9	5.7

Total Freight Revenues	$979.9	$853.7	$126.2	14.8

Intermodal (including food and consumer)
- Intermodal	247.5	232.9	14.6	6.3
- Food and consumer	12.3	13.0	(0.7)	(5.4)

Millions of Revenue Ton-Miles (RTM)
- Grain	6,137	5,562	575	10.3
- Coal	5,728	5,732	(4)	(0.1)
- Sulphur and fertilizers	5,497	4,951	546	11.0
- Forest products	2,521	2,495	26	1.0
- Industrial products	3,580	3,467	113	3.3
- Automotive	570	552	18	3.3
- Intermodal (including food and consumer)	6,687	6,713	(26)	(0.4)

Total RTMs	30,720	29,472	1,248	4.2

Intermodal (including food and consumer)
- Intermodal	6,339	6,327	12	0.2
- Food and consumer	348	386	(38)	(9.8)

Freight Revenue per RTM (cents)
- Grain	2.70	2.43	0.27	11.1
- Coal	2.89	2.01	0.88	43.8
- Sulphur and fertilizers	2.17	2.25	(0.08)	(3.6)
- Forest products	3.22	2.94	0.28	9.5
- Industrial products	3.31	2.93	0.38	13.0
- Automotive	12.26	12.92	(0.66)	(5.1)
- Intermodal	3.89	3.66	0.23	6.3

Freight Revenue per RTM	3.19	2.90	0.29	10.0

Carloads (thousands)
- Grain	75.9	71.8	4.1	5.7
- Coal	85.9	95.7	(9.8)	(10.2)
- Sulphur and fertilizers	55.5	50.6	4.9	9.7
- Forest products	39.3	39.5	(0.2)	(0.5)
- Industrial products	73.2	70.5	2.7	3.8
- Automotive	42.0	43.3	(1.3)	(3.0)
- Intermodal (including food and consumer)	275.7	285.3	(9.6)	(3.4)

Total Carloads	647.5	656.7	(9.2)	(1.4)

Intermodal (including food and consumer)
- Intermodal	267.3	277.2	(9.9)	(3.6)
- Food and consumer	8.4	8.1	0.3	3.7

Freight Revenue per Carload
- Grain	$2,182	$1,880	$302	16.1
- Coal	1,928	1,205	723	60.0
- Sulphur and fertilizers	2,150	2,198	(48)	(2.2)
- Forest products	2,064	1,858	206	11.1
- Industrial products	1,620	1,441	179	12.4
- Automotive	1,664	1,647	17	1.0
- Intermodal	942	862	80	9.3

Freight Revenue per Carload	$1,513	$1,300	$213	16.4

15

Summary of Rail Data (Page 3)

	First Quarter
	2005	2004 (1)	Variance	%

Operations and Productivity

Freight gross ton-miles (GTM) (millions)	58,416	55,951	2,465	4.4
Revenue ton-miles (RTM) (millions)	30,720	29,472	1,248	4.2
Train-miles (thousands)	10,665	9,944	721	7.3

Freight revenue per RTM (cents)	3.19	2.90	0.29	10.0
Total operating expenses per RTM (cents)	2.72	2.61	0.11	4.2
Total operating expenses per GTM (cents)	1.43	1.38	0.05	3.6
Total operating expenses per train-mile (dollars)	78.33	77.49	0.84	1.1

Average train weights (tons)	5,477	5,627	(150)	(2.7)
Average train length (feet)	3,824	4,054	(230)	(5.7)
Average train speed (mph)	23.8	23.4	0.4	1.7

Number of active employees at end of period	15,691	15,467	224	1.4
Average number of active employees	15,468	15,267	201	1.3
Miles of road operated at end of period (2)	13,821	13,848	(27)	(0.2)

GTMs per average active employee (000)	3,777	3,665	112	3.1
GTMs per mile of road operated (2) (000)	4,227	4,040	187	4.6
GTMs per active locomotive per day (000)	644	650	(6)	(0.9)

U.S. gallons of fuel per 1,000 GTMs	1.26	1.29	(0.03)	(2.3)
Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	1.36	0.96	0.40	41.7
Diesel fuel consumed – freight & yard (million U.S. gallons)	73.4	72.0	1.4	1.9
WTI (US$/bbl – average lagged 1 month, unhedged)	46.05	33.62	12.43	37.0

Average foreign exchange rate (Canadian$/US$)	1.226	1.319	(0.093)	—
Average foreign exchange rate (US$/Canadian$)	0.816	0.758	0.058	—

FRA personal injuries per 200,000 employee-hours	2.6	3.3	(0.7)	(21.2)
FRA train accidents per million train-miles	2.9	2.5	0.4	16.0

(1)	Certain prior period figures have been revised to conform with the presentation adopted in 2005 or have been updated to reflect new information.

(2)	Excludes track on which CPR has haulage rights.

16

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three months ended March 31, 2005. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Terms not otherwise defined have the meanings set forth in the Glossary of Terms.

April 27, 2005

Business Profile and Strategy

➢    Business Profile

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. The Company provides rail and intermodal transportation services over a network of approximately 14,000 miles, serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CPR feeds directly into the U.S. heartland from the East and West coasts. Agreements and commercial arrangements with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

➢    Strategy

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in co-operation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships, as well as agreements and commercial arrangements with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each of its lines of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

CPR has begun expanding capacity in its western corridor, extending from the Prairie region to the Port of Vancouver. The work, which will be complete in the fourth quarter of 2005, began after CPR’s preconditions were met. These preconditions included assurances of regulatory stability in Canada and clear indications that demand will be sustained. The expansion being carried out this year will increase capacity by more than 400 freight cars a day in CPR’s western corridor. Any future expansion will be tied to ongoing market conditions and the future public policy environment in Canada.

➢    Additional Information

Additional information about CPR, including Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company’s Website at www.cpr.ca.

Operating Results

CPR’s net income for the three months ended March 31, 2005, was $80.7 million, up $57.2 million from $23.5 million for the same period in 2004. The increase in net income was largely due to:

➢	higher revenues resulting from increased freight volumes and rates in the first quarter of 2005 (discussed further in this MD&A under the heading “Revenues”);

➢	revenue recorded in the first quarter of 2005 from an agreement reached with Elk Valley Coal Partnership (“EVC”) relating to shipments for the first quarter of 2005 and nine months in 2004 (discussed further in this MD&A under the heading “Revenues”); and

➢	a decrease of $10.2 million in before-tax ($10.4 million after tax) foreign exchange losses on long-term debt;

partially offset by:

➢	increased costs for compensation and benefits, fuel, depreciation and amortization, and income tax expenses (discussed further in this MD&A under the heading “Operating Expenses” and “Other Income Statement Items”); and

➢	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.

The Company had operating income in first-quarter 2005 of $178.7 million, an increase of $62.7 million from $116.0 million for the same period in 2004. The increase was mainly due to:

➢	higher revenues resulting from increased freight volumes and rates in the first quarter of 2005; and

➢	revenue recorded for the EVC agreement.

These increases were partially offset by:

➢	higher costs in the first quarter of 2005 for compensation and benefits, fuel, and depreciation and amortization; and

➢	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses.

Diluted earnings per share (“EPS”) in the first quarter of 2005 was $0.50, an increase of $0.35 from $0.15 in first-quarter 2004. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below their market price are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The Company’s operating ratio improved to 82.4% in the first quarter of 2005, compared with 86.9% in the same period of 2004. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.

➢    Effect of Foreign Exchange on CPR’s Earnings

Fluctuations in Foreign Exchange affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the U.S. dollar. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. The Canadian dollar strengthened against the U.S. dollar by approximately 7% year-over-year for the first quarter in 2005, compared with the same period in 2004, with the average foreign exchange rate for converting U.S. dollars to Canadian dollars decreasing to $1.23 in the first quarter of 2005 from $1.32 in the first quarter of 2004. The following table shows the approximate effect of Foreign Exchange on CPR’s revenues and expenses in the first three months in 2005 and 2004.

On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had an impact on CPR’s operating income in the first quarter of 2005 and 2004 as illustrated in the adjoining table. From time to time, the Company uses foreign exchange forward contracts in respect of hedging the effects of Foreign Exchange transaction gains and losses and other economic effects on the Company’s business. In addition, a portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries. CPR’s hedging instruments are discussed further under the heading “Financial Instruments” in this MD&A.

	For the three
Decrease in earnings due to Foreign Exchange(1)	months ended
(in millions, except foreign exchange rate)	March 31
(unaudited)	2005	2004

Average quarterly foreign exchange rate	$1.23	$1.32

Freight revenues
Grain	$5	$11
Coal	2	4
Sulphur and fertilizers	3	7
Forest products	4	8
Industrial products	5	10
Automotive	3	7
Intermodal	6	11
Other revenues	1	1

Total revenues	29	59

Operating expenses
Compensation and benefits	6	13
Fuel	5	11
Materials	1	2
Equipment rents	4	7
Depreciation and amortization	1	2
Purchased services and other	5	11

Total operating expenses	22	46

Operating income	7	13

Other expenses
Other (income) charges	—	1
Interest expense	3	6
Income tax expense, before FX on LTD	1	2

Income, before FX on LTD	$3	$4

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The Company has assumed that the average foreign exchange rate for converting U.S. dollars to Canadian dollars will be $1.23 in 2005, which is an update from the guidance previously given of $1.25 in CPR’s December 31, 2004 MD&A. This assumption has been built into all guidance discussed in this MD&A.

The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost. The effect of Foreign Exchange on CPR’s long-term debt is discussed further under the sub-heading “Foreign Exchange Gains (Losses) on Long-Term Debt” (“FX on LTD”) in this MD&A.

Non-GAAP Earnings

CPR presents non-GAAP earnings in this MD&A to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and/or other specified items that are not among CPR’s normal ongoing revenues and operating expenses. A reconciliation of income, excluding FX on LTD and/or other specified items, to net income as presented in the financial statements, is detailed in the table below. In CPR’s first fiscal quarter 2005, there were foreign exchange losses on long-term debt but there were no other specified items.

It should be noted that CPR earnings that exclude FX on LTD and/or other specified items, as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three
Summarized statement of consolidated income	months ended
(reconciliation of non-GAAP earnings to GAAP earnings)	March 31
(in millions) (unaudited)	2005	2004

Revenues	$1,014.1	$886.6
Operating expenses	835.4	770.6

Operating income	178.7	116.0

Other (income) charges	(1.0)	4.6
Interest expense	51.6	54.0
Income tax expense, before income tax on FX on LTD(1)	43.5	19.6

Income, before FX on LTD(1)	84.6	37.8

Foreign exchange gains (losses) on long-term debt
FX on LTD – loss	(3.1)	(13.3)
Income tax on FX on LTD	(0.8)	(1.0)

FX on LTD (net of tax)	(3.9)	(14.3)

Net income	$80.7	$23.5

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

➢ Non-GAAP Results

Income, before FX on LTD, was $84.6 million for the first quarter of 2005, an increase of $46.8 million from $37.8 million for the same period in 2004. Income increased due to an increase in revenue associated with freight volumes and revenue recorded as a result of the EVC agreement (discussed further in this MD&A under the heading “Revenues”), partially offset by an increase in volume-related expenses, fuel costs and labour costs due to inflation and incentive compensation, and higher income tax expense.

Diluted EPS, before FX on LTD, was $0.53 for the first quarter in 2005, an increase of $0.29 from $0.24 for the same period in 2004. Diluted EPS, before FX on LTD, is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for out-standing stock options using the Treasury Stock Method, as described on page 3.

Non-GAAP performance indicators	For the three months
(reconciliation of non-GAAP EPS to GAAP EPS)	ended March 31
(unaudited)	2005	2004

Diluted EPS, as determined by GAAP	$0.50	$0.15
Diluted EPS, related to FX on LTD – net of tax	0.03	0.09
Diluted EPS, related to other specified items – net of tax (1)	—	—

Diluted EPS, before FX on LTD (2)	$0.53	$0.24

(1)	Other specified items are described under the sub-heading “Other Specified Items”.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

➢    Foreign Exchange Gains (Losses) on Long-Term Debt

Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses, which are calculated as the Canadian dollar strengthens or weakens relative to the U.S. dollar, are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD, as calculated on page 5, excludes FX on LTD from CPR’s earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.

Foreign exchange loss on LTD was $3.1 million before tax in the first quarter in 2005, compared with a foreign exchange loss on LTD of $13.3 million before tax in the first three months in 2004. The changes were due to the effect of Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $10 million.

➢    Other Specified Items

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. There were no other specified items for the first quarter in 2005 or 2004.

Lines of Business

Volumes

Higher volumes for most lines of business resulted in increases in revenues and certain variable expenses such as fuel, equipment rents and crew costs. In the first quarter in 2005, total carloads were 648 thousand, a decrease of 9 thousand, or 1%, from 657 thousand for the same period in 2004, largely due to the loss of one low margin, short-haul coal customer. In first-quarter 2005, total revenue ton-miles (“RTM”) were 30,720 million, an increase of 1,248 million, or 4%, from 29,472 million for the first quarter in 2004.

Increases in RTMs were partly responsible for an increase in freight revenues of 15% for the first quarter in 2005, compared with the same period in 2004. There was also an increase in related variable expenses for the first three months in 2005, compared with the same period in 2004.

	For the three months
	ended March 31
Volumes	2005	2004

Carloads (in thousands)
Grain	75.9	71.8
Coal	85.9	95.7
Sulphur and fertilizers	55.5	50.6
Forest products	39.3	39.5
Industrial products	73.2	70.5
Automotive	42.0	43.3
Intermodal
- Intermodal	267.3	277.2
- Food and consumer	8.4	8.1

Total Intermodal	275.7	285.3

Total carloads	647.5	656.7

Revenue ton-miles (in millions)
Grain	6,137	5,562
Coal	5,728	5,732
Sulphur and fertilizers	5,497	4,951
Forest products	2,521	2,495
Industrial products	3,580	3,467
Automotive	570	552
Intermodal
- Intermodal	6,339	6,327
- Food and consumer	348	386

Total Intermodal	6,687	6,713

Total revenue ton-miles	30,720	29,472

Revenues

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of certain CPR assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships. CPR maintains competitive freight rates and reviews its rates on a regular basis, adjusting them for market conditions as warranted.

Total revenues, which consist of freight and other revenues, were $1,014.1 million for the first three months in 2005, an increase of $127.5 million from $886.6 million for the same period in 2004. Increases were achieved through improved freight rates and fuel surcharge revenues, revenue recorded for the EVC agreement and volume growth in first-quarter 2005, compared with first-quarter 2004, which more than offset the approximately $29-million negative impact of Foreign Exchange.

Revenues	For the three months
(in millions)	ended March 31
(unaudited)	2005	2004

Grain	$165.6	$135.0
Coal	165.6	115.3
Sulphur and fertilizers	119.3	111.2
Forest products	81.1	73.4
Industrial products	118.6	101.6
Automotive	69.9	71.3
Intermodal
- Intermodal	247.5	232.9
- Food and consumer	12.3	13.0

Total Intermodal	259.8	245.9

Total freight revenues	$979.9	$853.7

Other revenues
- Other intermodal	12.7	11.7
- Non-freight and switching	21.5	21.2

Total other revenues	34.2	32.9

Total revenues	$1,014.1	$886.6

Freight Revenues

Freight revenues are earned from transportation of bulk, merchandise and intermodal goods and include fuel surcharges billed to CPR customers. Freight revenues were $979.9 million for the first three months in 2005, an increase of $126.2 million, or 15%, from $853.7 million for the same period in 2004. Freight revenues increased mainly as a result of improved freight rates and fuel surcharge revenues, revenue recorded for the EVC agreement and volume growth. This increase was partially offset by the approximately $28-million effect of Foreign Exchange on freight revenues.

In response to rapidly rising fuel prices, the Company revised its fuel risk mitigation program in 2004, in particular its method of calculating the surcharge applied to help recover fuel costs. The revised fuel risk mitigation program provides customers with surcharges that are more closely tied to current fuel prices and enables CPR to adjust its rates more quickly as fuel prices fluctuate. In the first quarter of 2005, revenue from fuel surcharges and the benefits of hedging, resulted in the recovery of more than three-quarters of CPR’s fuel cost increase.

At March 31, 2005, one customer comprised 15.0% of total revenues and 15.8% of CPR’s total accounts receivable. At March 31, 2004, one customer comprised 11.2% of total freight revenues and 5.7% of CPR’s total accounts receivable.

➢    Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues for the first quarter in 2005 were $165.6 million, an increase of $30.6 million from $135.0 million for the same period in 2004. Canadian grain revenues increased mainly due to higher freight rates and increased fuel surcharges. Operational improvements and enhanced preparedness to deal with tough winter weather conditions enabled CPR to transport more grain. U.S. grain revenues also increased as a result of higher freight rates and fuel surcharges. Volumes also increased, with most of the growth in shipments destined for the Gulf of Mexico in the U.S. Increases in grain revenues were partially offset by the effect of Foreign Exchange.

➢    Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Vancouver and Thunder Bay, Ontario, and to the U.S. Midwest. CPR’s U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In first-quarter 2005, coal revenues were $165.6 million, an increase of $50.3 million from $115.3 million for the same period in 2004. Revenues increased largely due to reaching a contractual agreement with EVC in the first quarter of 2005 and a strong steel market creating higher world demand for metallurgical coal. Operational improvements and enhanced preparedness to deal with tough winter weather conditions improved CPR’s ability to transport coal. The loss of business from one customer resulted in decreased volumes and a minor decrease in revenues.

The Company has reached a new agreement with its main coal customer, EVC. CPR included in the first quarter of 2005 an accrual in its coal revenues for retroactive amounts that are owed to CPR as a result of increased rates under the agreement. Approximately $17 million of this revenue is attributable to services provided in 2004. The EVC agreement is discussed further in this MD&A under the heading “Future Trends, Commitments and Risks”.

➢    Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, and to other Canadian and U.S. destinations. Revenues were $119.3 million for the first quarter in 2005, an increase of $8.1 million from $111.2 million for the same period in 2004. Revenues were higher mainly due to increased export potash shipments driven by greater demand in Brazil and East Asia, and increased freight rates, partially offset by the effect of Foreign Exchange.

➢    Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $81.1 million for the first three months in 2005, an increase of $7.7 million from $73.4 million in first-quarter 2004. Revenues were higher due mainly to increased freight rates, including fuel surcharges, and increased volumes due to improved car availability for lumber customers and a shift to rail transportation from truck in the newsprint market. These increases were partially offset by the effect of Foreign Exchange.

➢    Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. For the first quarter in 2005, industrial products revenues were $118.6 million, an increase of $17.0 million from $101.6 million in first-quarter 2004. Revenues increased as a result of higher freight rates, including increased fuel surcharges, and higher volumes as a result of greater steel and chemical demand driven by economic expansion, as well as increased demand for aggregate in the construction and manufacturing sectors. The higher revenues were partially offset by the effect of Foreign Exchange.

➢    Automotive

Automotive consists primarily of the transportation of domestic and import vehicles, and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In first-quarter 2005, automotive revenues were $69.9 million, a decrease of $1.4 million from $71.3 million for the first quarter in 2004. Revenues decreased due to the effect of Foreign Exchange and lower volumes compared to first-quarter 2004 when a strike at a competing railway caused an increase in volumes to CPR. The decrease was partially offset by higher freight rates and fuel surcharges and increased shipments due to stronger demand for certain vehicle models.

➢    Intermodal

Intermodal consists of domestic and international (import-export) traffic. CPR’s domestic business consists primarily of retail goods moving between eastern and western Canada, as well as goods moving to and from the U.S. The international segment handles containers of mainly consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $247.5 million for the first three months in 2005, an increase of $14.6 million from $232.9 million in first-quarter 2004. The growth in CPR’s international revenues was mainly due to increased volumes at the Port of Vancouver as a result of increasing global trade, a general trend toward containerized traffic and increased freight rates. In domestic intermodal, revenue growth was due to increased freight rates and fuel surcharges, partially offset by lower volumes compared to first-quarter 2004 when a strike at a competing railway caused an increase in volumes to CPR. Increases in all intermodal revenues were partially offset by the effect of Foreign Exchange.

CPR’s food and consumer group has historically been reported as part of the intermodal business line. However, as a result of changes in CPR’s market, management believes it would be more appropriate to include this group with the industrial products business line. The change will occur in the fourth quarter of 2005. The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the United States. Food and consumer revenues remained relatively unchanged at $12.3 million for the first three months in 2005, compared with $13.0 million in first-quarter 2004.

➢    Expectations for 2005

CPR anticipates revenues will increase in the range of 12% to 14% in 2005, compared with 2004. CPR had projected in its MD&A of December 31, 2004, a revenue increase of 6% to 8%. The anticipated increase is due to higher coal freight rates as a result of CPR’s new agreement with EVC and increased fuel surcharges due to higher fuel costs.

CPR’s 2005 revenue outlook assumes freight volume growth will continue to be strong in the grain, fertilizer, international container and coal businesses, current positive economic trends in North America and Asia will continue, and freight transportation rates will increase.

The Company’s revenue outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. More information on these assumptions and other factors affecting the Company’s expectations for 2005 is available in the “Forward-Looking Information” section of this MD&A.

Other Revenues

Other revenues consist of other intermodal revenues and non-freight and switching revenues. Other revenues for the first three months in 2005 were $34.2 million, an increase of $1.3 million from $32.9 million for the first quarter in 2004.

Other intermodal revenues are derived mainly from container storage and terminal service fees. Other intermodal revenues for the first quarter in 2005 were $12.7 million, an increase of $1.0 million from $11.7 million for the same quarter in 2004. The increase reflects higher intermodal volumes resulting in higher container storage and terminal service revenues.

Non-freight and switching revenues are comprised of leasing of certain assets, switching fees, land sales and income from business partnerships. These revenues were $21.5 million in the first three months in 2005, compared with $21.2 million in first-quarter 2004. Effective the first quarter of 2005, certain revenues from passenger transportation were moved to “Other Revenues” from “Operating Expenses”, offset by a portion of

“Other Revenues” that was moved to “Freight Revenue” as a result of the proportionate consolidation of a business partnership. This business partnership was proportionately consolidated because its significance to CPR has increased.

Freight Revenue per Carload

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. Total freight revenue per carload was $1,513 for the first quarter in 2005, an increase of $213 from $1,300 in first-quarter 2004. The increase was due to higher freight rates and fuel surcharges, and the adjustment for the EVC agreement, which more than offset the effect of Foreign Exchange.

	For the three months
Freight revenue per carload	ended March 31
($) (unaudited)	2005	2004

Total freight revenue per carload	1,513	1,300

Grain	2,182	1,880
Coal	1,928	1,205
Sulphur and fertilizers	2,150	2,198
Forest products	2,064	1,858
Industrial products	1,620	1,441
Automotive	1,664	1,647
Intermodal (including Food and consumer)	942	862

Performance Indicators

The Company believes that the indicators listed in this table are the most accurate measures of its business performance.

	For the three months
Performance indicators	ended March 31
(unaudited)	2005	2004

Productivity indicators
Gross ton-miles of freight (millions)	58,416	55,951
Train-miles (thousands)	10,665	9,944
Average train weights (tons)	5,477	5,627
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.26	1.29
Average number of active employees	15,468	15,267
Miles of road operated at end of period	13,821	13,848
Freight revenue per RTM (cents)	3.19	2.90
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.6	3.3
FRA train accidents per million train-miles	2.9	2.5

Productivity Indicators

Productivity indicators reflect the Company’s operational activity.

➢	Train-miles is a measure reflecting the distance traveled by the lead locomotive on each train operating over CPR’s track. An increase in gross ton-miles (“GTM”) without a corresponding increase in train-miles indicates higher efficiency.

➢	Average train weight is the result of dividing GTMs by train-miles. It represents the average total weight of all CPR trains operating over CPR’s track and track on which CPR has running rights.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

Efficiency and Other Indicators

➢	U.S. gallons of fuel per 1,000 GTMs represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel. This indicator improved 2% in the first quarter in 2005 from first-quarter 2004 as a result of productivity initiatives and improved operating conditions.

➢	Average number of active employees is the average number of actively employed workers for the period. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by the number of months in the period. CPR’s average number of active employees increased 1% for the first three months in 2005, compared with the same period in 2004, as hiring of operating personnel to handle business growth more than offset reductions made under restructuring initiatives.

➢	Miles of road operated is the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.

➢	Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period. This indicator increased in the first quarter in 2005 primarily due to increases in freight rates and fuel surcharge revenues. These increases were partially offset by the effect of Foreign Exchange.

Safety Indicators

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:

➢	FRA personal injuries per 200,000 employee-hours is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors. CPR’s continued reduction in personal injuries is the result of its ongoing focused safety management processes, which involve more than 1,000 employees in planning and implementing safety-related activities. CPR’s injury frequency in the first quarter of 2005 was 2.6, a 21% improvement compared with the same period of 2004. New safety rules introduced by CPR, including changes in procedures used by train crew personnel to get on and off trains, contributed to the improved safety result.

➢	FRA train accidents per million train-miles is the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage. CPR’s train accident frequency was 2.9 in the first quarter of 2005, compared with 2.5 in first-quarter 2004. The increase was due to a rise in incidents of human error as well as in locomotive and freight car failures.

Operating Expenses

Operating expenses were $835.4 million for the first quarter in 2005, an increase of $64.8 million from $770.6 million for the same period in 2004. Operating expenses increased due largely to inflation, higher fuel, depreciation and compensation and benefits costs, and higher costs associated with business growth, partially offset by an approximately $22 million Foreign Ex-change impact.

	For the three months ended March 31
Operating expenses	2005		2004
(in millions)		% of		% of
(unaudited)	Expense	revenue	Expense	revenue

Compensation and benefits	$331.1	32.6	$309.0	34.9
Fuel	134.5	13.3	99.7	11.2
Materials	58.8	5.8	53.8	6.1
Equipment rents	48.5	4.8	58.6	6.6
Depreciation and amortization	109.5	10.8	99.6	11.2
Purchased services and other	153.0	15.1	149.9	16.9

Total	$835.4	82.4	$770.6	86.9

➢	Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. For the first quarter in 2005, compensation and benefits expense was $331.1 million, an increase of $22.1 million from $309.0 million for the same period in 2004. Expenses increased as a result of higher costs associated with employee incentive compensation (partly due to increased share prices affecting stock-based compensation), inflation and selective hiring to handle increased freight volumes, partially offset by lower expenses resulting from restructuring initiatives and the positive impact of Foreign Exchange.

➢	Fuel

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the favourable impact of CPR’s hedging program. For the first three months in 2005, fuel expense was $134.5 million, an increase of $34.8 million from $99.7 million in first-quarter 2004. Fuel expense increased due to higher crude oil prices, refining charges and volumes, partially offset by the positive effects of Foreign Exchange, CPR’s fuel hedging program and fuel conservation measures.

➢	Materials

Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense was $58.8 million for the first quarter in 2005, an increase of $5.0 million from $53.8 million for the same period in 2004. The increase was due to an unfavourable inventory adjustment in 2005, higher fuel costs for vehicles, increased cost of railcar repair and servicing materials, and a favourable adjustment to prior billings from one of CPR’s suppliers in 2004. These increases were partially offset by fewer locomotive repairs resulting in lower costs, a higher recoverable amount for warranty repair work and materials for locomotives, and the effect of Foreign Exchange.

➢	Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other railways and companies. In first-quarter 2005, equipment rents expense was $48.5 million, a decrease of $10.1 million from $58.6 million for the first quarter in 2004. Despite higher traffic volumes, which resulted in increased freight car and locomotive rental costs, equipment rents expense decreased due to the effect of Foreign Exchange, higher earnings from customers and railways for the use of CPR cars, an overall reduction in car rental rates paid by CPR, and favourable adjustments in the first quarter of 2005 for car rentals pertaining to prior periods.

➢	Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $109.5 million for the first quarter in 2005, an increase of $9.9 million from $99.6 million for the same period in 2004. The increase was due largely to additions to CPR’s capital assets and higher depreciation rates on certain equipment, partially mitigated by the effect of Foreign Exchange and the retirement of assets.

➢	Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $153.0 million for the first three months in 2005, an increase of $3.1 million from $149.9 million for the first quarter in 2004. Purchased services and other expense increased mainly due to increases in joint facility inter-railway costs, contractor and consulting fees, and a sales tax refund and joint facility expense recovery received in 2004. These increases were partially offset by the effect of Foreign Exchange and lower costs associated with derailments, mishaps and personal injuries.

➢	Expectations for 2005

CPR anticipates operating expenses will increase in the range of 8% to 10% in 2005, compared with 2004. CPR had projected in its MD&A of December 31, 2004, that operating expenses would increase in the range of 5% to 6% in 2005. The anticipated increase is due mainly to higher fuel costs and incentive compensation.

CPR’s 2005 expense outlook assumes fuel expense will increase 30% to 33% (net of the benefits of hedging but excluding fuel surcharges), compared with 2004. CPR had projected in its MD&A of Dec. 31, 2004, that fuel expense would increase 18% to 20% (net of the benefits of hedging but excluding fuel surcharges) in 2005. The higher fuel expense assumption is based on CPR’s estimate that the West Texas Intermediate price will increase to an average of US$55 per barrel (unhedged) in 2005, or $7 per barrel higher than the assumption in CPR’s MD&A of December 31, 2004. Management also assumes that fuel consumption will increase as a result of higher freight volumes.

Compensation and benefits expense will increase due to additional hiring to handle growing freight volumes, inflation and higher pension expense.

Excluding fuel, total operating expenses are expected to increase in the range of 4% to 6% in 2005, compared with 2004. CPR had projected in its MD&A of December 31, 2004, that operating expenses, excluding fuel, would increase in the range of 3% to 4%.

The Company’s expense outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. Among these assumptions is that current positive economic trends in North America and Asia will continue. Assumptions and other factors affecting the Company’s expectations for 2005 are discussed in “Forward-Looking Information” in this MD&A.

Other Income Statement Items

➢	Other (Income) Charges

Other (income) charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the effect of Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other miscellaneous income. Other income resulted in a net recovery of $1.0 million for the first quarter in 2005, a decrease of $5.6 million from an expense of $4.6 million for the same period in 2004. The decrease was mainly due to the effect of Foreign Exchange on working capital accounts.

➢	Interest Expense

Interest expense includes interest on long-term debt and capital leases, and interest income. Interest expense was $51.6 million for the first quarter in 2005, a decrease of $2.4 million from $54.0 million in first-quarter 2004. Interest expense decreased due to the positive effect of Foreign Exchange and an increase in interest income as a result of higher cash balances during the first quarter of 2005, partially offset by an increase in interest expense for the Senior Secured Notes that began in the first quarter of 2004.

➢	Income Taxes

Income tax expense for the first three months in 2005 was $44.3 million, compared with $20.6 million for the same three months in 2004. Income tax expense increased mainly due to higher income in the first quarter of 2005.

The effective income tax rate for first-quarter 2005 was 35.4%, compared with 46.6% for first-quarter 2004. The normalized rate (income tax rate based on income adjusted for FX on LTD) for the first quarter in 2005 was 34.0%, compared with 34.1% for the same period in 2004.

On March 24, 2005, the Canadian government introduced Bill C-43, an Act to implement certain provisions of the February 23, 2005, federal budget, which proposes the following changes to federal corporate income tax rates:

(i)	Eliminate the federal corporate surtax on January 1, 2008, effectively reducing corporate tax rates by 1.12%.

(ii)	Reduce the general rate in increments, effectively reducing corporate tax rates by 0.5% on January 1, 2008, a further 0.5% on January 1, 2009, and a further 1.0% on January 1, 2010.

The Company is unable to adjust its income tax expense or its Future Income Tax liability for these proposed changes until such time as the bill has been substantively enacted. At this time, the Company expects there will be a material adjustment to income tax expense and net income.

➢	Expectations for Future Periods

CPR expects a normalized tax rate for 2005 of between 32% and 34% (which is similar to the normalized tax rate in 2004).

A decrease in interest expense is anticipated as a result of debt that will mature in the second quarter of 2005.

In recent years, CPR has been using certain tax loss carryforwards to offset taxable income. The Company anticipates that these tax loss carryforwards will be exhausted by 2006 and CPR will have a significant increase in tax payments beginning in 2007 .

Quarterly Financial Data

Quarterly Financial Data	For the quarter ended
(in millions, except per share data)	2005	2004				2003 (1)
(unaudited)	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30

Total revenue	$1,014.1	$1,021.9	$989.7	$1,004.7	$886.6	$963.5	$904.3	$914.1
Operating income (loss)	$178.7	$161.1	$218.9	$220.6	$116.0	$193.3	$203.6	$(29.2)
Net income	$80.7	$129.3	$176.5	$83.7	$23.5	$174.0	$91.3	$34.1

Basic earnings per share	$0.51	$0.81	$1.11	$0.53	$0.15	$1.10	$0.57	$0.22
Diluted earnings per share	$0.50	$0.81	$1.11	$0.53	$0.15	$1.09	$0.57	$0.22

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(1)	Certain prior period figures have been restated to conform with presentation adopted in 2005.

▪	Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and the transportation of consumer goods. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of consumer goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather. During the first quarter of 2005, additional revenues were recorded as a result of the agreement reached with CPR’s largest coal shipper, EVC (as discussed in the section “Revenues” in this MD&A). Operating and net income also increased as a result of this revenue.

Operating and net income in the fourth quarter of 2004 were negatively affected by a special charge for environmental clean-up costs associated with a property in Minnesota but were positively impacted by the reversal of a portion of a special charge for restructuring that was originally recorded in the second quarter of 2003.

The special charge for restructuring and asset impairment recorded in the second quarter of 2003 and a loss on transfer of assets related to an outsourcing agreement with IBM in the fourth quarter of 2003 negatively affected operating and net income for that year.

Net income is influenced by seasonal fluctuations in customer demand, including weather-related costs, as well as FX on LTD.

Changes in Accounting Policy

2005 Accounting Changes

The Canadian Institute of Chartered Accountants (“CICA”) plans to finalize an amendment to CICA Handbook Section 3500 “Earnings Per Share” in 2005. The amendment will eliminate the provision that allows entities to rebut the assumption certain stock option contracts, which may be settled in cash or shares, will be settled in shares.

Adopting this amendment will not materially affect CPR’s Diluted EPS.

Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables under the heading “Contractual Commitments” and the sub-heading “Financial Commitments”. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

➢	Operating Activities

Cash provided by operating activities was $78.2 million for the first three months in 2005, a decrease of $24.4 million from $102.6 million for the same period in 2004. The decrease was mainly due to increased inventory purchases in anticipation of the spring construction and maintenance season, and a larger amount of incentive compensation paid in the first quarter in 2005.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

➢	Investing Activities

Cash used in investing activities was $140.9 million for the first quarter in 2005, an increase of $2.1 million from $138.8 million for the same period in 2004. The slight increase was mainly due to increased capital spending.

Capital spending in 2005 is projected to be approximately $900 million to $920 million, updated from $760 million in CPR’s December 31, 2004, MD&A to reflect the Company’s decision to expand capacity in its Western Corridor. In addition to this expansion, capital spending will include track infrastructure renewal and locomotive acquisitions and overhauls. CPR’s 2005 capital spending outlook assumes that capital additions will increase in 2005 from 2004 due to higher track-related investments, which are partly due to the western expansion and growing freight volumes. The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting the Company’s expectations for 2005).

CPR intends to finance capital expenditures from free cash flow (discussed below), but may finance some of the capital requirements with new debt, if required. The Company’s decision whether to finance equipment acquisitions will be influenced by such factors as the need to keep its capital structure within debt covenants and to maintain an acceptable net-debt to net-debt-plus-equity ratio (discussed below), that is acceptable and comparable to the ratio of other railways, and the amount of cash flow the Company believes it can generate.

➢	Financing Activities

Cash used in financing activities was $15.8 million for the first quarter in 2005, compared with cash provided by financing activities of $162.3 million for the same period in 2004. The decrease in cash was due to the issuance of debt in 2004 (Senior Secured Notes offering of 5.41% US$145 million, maturing March 2024), partially offset by short-term borrowing and increased proceeds from the issue of shares as a result of stock options being exercised in the first quarter of 2005.

CPR has available, as sources of financing, credit facilities of up to $530.7 million. CPR believes it can raise capital, within limits, in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

The Company intends to finance the expansion in its Western Corridor through internally generated resources, however, financing may be obtained if there is an unexpected turn in CPR’s free cash flow or a sudden favourable change in debt market conditions.

The Company has decided to purchase additional locomotives with free cash instead of issuing debt as originally planned.

The Company plans to repay its 7.20% $250 million Medium Term Notes which mature at the end of June 2005. The debt will be repaid with cash from operations.

At March 31, 2005, CPR’s net-debt to net-debt-plus-equity ratio improved to 43.3%, compared with 47.5% at March 31, 2004. The improvement was due primarily to the increase in equity from earnings and the favourable impact of U.S. foreign exchange rates on long-term debt in the first quarter in 2005. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Consolidated Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage the Company’s capital employed so that it retains solid investment-grade credit.

➢	Free Cash

Free cash is a non-GAAP measure that management considers an indicator of CPR’s liquidity and ability to re-invest in the Company. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends.

Calculation of free cash	For the three months
(reconciliation of free cash to GAAP cash position)	ended March 31
(in millions) (unaudited)	2005	2004

Cash provided by operating activities	$78.2	$102.6
Cash used in investing activities	(140.9)	(138.8)
Dividends paid on Common Shares	(21.0)	(20.2)

Free cash(1)	(83.7)	(56.4)
Cash provided by financing activities, before dividend payment	5.2	182.5

Increase (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	(78.5)	126.1
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$274.5	$260.8

(1)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies .

The Company generated negative free cash after dividends of $83.7 million for the first three months in 2005, compared with negative free cash of $56.4 million for the same period in 2004. The decrease in free cash was due largely to a reduction in cash generated by operating activities (as discussed previously).

CPR expects to generate free cash of $50 million to $100 million in 2005, achieved mainly with higher earnings and lower restructuring payments, partially offset by an increase in capital expenditures. The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting the Company’s expectations for 2005). CPR’s free cash outlook relies on the assumptions established for earnings and capital expenditures, which were discussed previously in this MD&A under the sub-heading “Revenues” and under the headings “Operating Expenses”, “Other Income Statement Items” and “Liquidity and Capital Resources”.

Balance Sheet

Assets totalled $10,597.6 million at March 31, 2005, compared with $10,499.8 million at December 31, 2004. The increase was mainly due to capital additions, most of which were locomotives and track replacement programs, and an increase in accounts receivable as a result of higher freight volumes and rates, and due to the inclusion of a receivable reflecting the EVC agreement.

CPR’s combined short-term and long-term liabilities were $6,552.7 million at March 31, 2005, compared with total liabilities of $6,517.4 million at December 31, 2004. The increase was mainly due to larger future income tax balances as a result of increased income.

At March 31, 2005, the Company’s Consolidated Balance Sheet reflected $4,044.9 million in equity, compared with an equity balance of $3,982.4 million at December 31, 2004. The majority of the increase was due to CPR’s growth in retained income for the first quarter in 2005.

➢	Share Capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At March 31, 2005, 158.9 million Common Shares and no Preferred Shares had been issued.

CPR also has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. CPR has authorized a maximum of 11.0 million Common Shares for issuance under the MSOIP. At March 31, 2005, 8.9 million of these options were outstanding.

On July 21, 2003, CPR’s Board of Directors suspended the Company’s Directors’ Stock Option Plan (“DSOP”), under which members of the Board of Directors were granted options to purchase CPR shares. The DSOP allowed each option granted to be exercised for one Common Share. The maximum number of Common Shares approved for issuance under the DSOP was 500,000. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. At March 31, 2005, 152,000 of these options remained in effect. The DSOP was suspended as a result of a review by external compensation consultants of the Company’s compensation philosophy for its Board of Directors.

➢	Dividends

Declared Dividends and Dividend Policy

The details of dividends declared by the Board of Directors since the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001 are as follows:

Dividend Amount	Record Date	Payment Date

$0.1275	December 27, 2001	January 28, 2002
$0.1275	March 27, 2002	April 29, 2002
$0.1275	June 27, 2002	July 29, 2002
$0.1275	September 27, 2002	October 28, 2002
$0.1275	December 27, 2002	January 27, 2003
$0.1275	March 28, 2003	April 28, 2003
$0.1275	June 27, 2003	July 28, 2003
$0.1275	September 26, 2003	October 27, 2003
$0.1275	December 24, 2003	January 26, 2004
$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005

The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The

Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

Financial Instruments

The Company’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. CPR’s policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes. The Company is exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by CPR’s Board of Directors for counterparty transactions and CPR conducts regular monitoring of the credit standing of the counterparties or their guarantors. The Company does not anticipate any losses with respect to counterparty credit risk.

➢	Interest Rate Management

The Company enters into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-rate debt. From time to time, the Company uses interest rate swaps, bond forwards and interest rate locks as part of its interest rate risk management strategy.

Interest Rate Swaps

The Company has fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of its US$400-million 6.25% Notes to floating-rate debt. CPR pays an average floating rate that fluctuates quarterly based on the London Interbank Offered Rate (“LIBOR”). These swaps expire in 2011 and are accounted for as a fair value hedge. Savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $0.9 million in first-quarter 2005. An unrealized gain of $3.3 million from these interest rate swaps was calculated based on their fair value at March 31, 2005. The fair value of these swaps has not been recorded on the Consolidated Balance Sheet. Swap, currency and basis-spread curves from Reuters were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.

Interest Rate Locks

In the fourth quarter of 2004, CPR entered into eight treasury rate locks totalling US$200 million, which were designated as hedges at the time. CPR entered into these locks to fix the benchmark interest rate on certain U.S. Medium Term Notes the Company had planned to issue in the first half of 2005. Due to favourable cashflow developments the Company decided not to issue the Notes and these locks were settled in the first quarter of 2005 for proceeds of $5.8 million. The resulting gain, from the terminated hedge, of $5.8 million was included in “Other Charges” on the March 31, 2005, Statement of Consolidated Income.

At March 31, 2005, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included unamortized losses of $19.4 million for previously cancelled interest and treasury rate locks, and “Deferred Liabilities” included an unamortized gain of $8.8 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debts. “Interest Expense” on the Statement of Consolidated Income for the first quarter in 2005 included a net expense amount of $0.8 million for the amortization of these gains and losses.

➢	Foreign Exchange Management

The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. From time to time, the Company uses foreign exchange forward contracts as part of its foreign exchange risk management strategy. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the Company’s net investment in self-sustaining foreign subsidiaries.

Foreign Exchange Forward Contracts

CPR hedged a portion of its U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At March 31, 2005, the Company had US$138.2 million of forward sales of U.S. dollars outstanding to be settled in 2005 and 2006. The unrealized loss on these forward contracts, calculated using the trading value of the U.S. dollar on the New York Stock Exchange, was $0.2 million at March 31, 2005. This unrealized loss was not included in CPR’s financial statements at March 31, 2005. A realized loss of $1.1 million was included in “Freight Revenues” on CPR’s Statement of Consolidated Income for the first quarter in 2005.

Cash Hedge

CPR had designated US$70 million of cash as a hedge of the Company’s planned purchase of 41 locomotives. In the first quarter of 2005, these locomotives were purchased and the foreign exchange loss of $1.1 million realized on this hedge was included in “Net Properties” on the Consolidated Balance at March 31, 2005.

➢	Fuel Price Management

Crude Oil Futures

CPR enters into crude oil swap contracts to help mitigate future price increases related to the purchase of fuel. The Company generally enters into commodity swap purchase contracts. These contracts are marked-to-market every reporting period and the related unrealized gains or losses on these swaps are not recorded until the related fuel purchases are realized.

At March 31, 2005, an unrealized gain of $80.9 million was calculated based on the fair value of the swaps, which was derived from the West Texas Intermediate (“WTI”) price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. No unrealized gains or losses have been included in the Company’s financial statements for the first quarter in 2005.

Fuel purchases and commodity swap contracts have an element of foreign exchange variability. The Company uses, from time to time, foreign exchange forward contracts to manage this element of fuel-price risk. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel.

An unrealized loss of $7.4 million related to forward purchases of U.S. dollars was calculated based on the fair value of these forwards at March 31, 2005. Forward curves from Reuters were utilized to establish the fair value. The unrealized loss has not been recorded in the Company’s financial statements for the first quarter in 2005.

Fuel expense was reduced by $7.4 million for the first three months of 2005 as a result of $8.3 million in realized gains arising from settled swaps and collars, partially offset by $0.9 million in realized losses arising from the settled foreign exchange forwards.

For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. The Company has fuel hedges for approximately 35% of its fuel purchases for the remainder of 2005.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

The Company has in place an accounts receivable securitization program for a term of five years, expiring September 2009. Under the terms of the program, the Company has sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase this sale amount up to a program limit of $200.0 million. At March 31, 2005, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (first-quarter 2004 — $120.0 million). Due to a relatively short collection cycle, the fair value of the undivided interest transferred to the trust in the accounts receivable securitization program approximated book value and the loss on the transaction was limited to the costs of funding and administering the program. The Company’s loss of $0.9 million (first-quarter 2004 — $0.9 million) on the securitization program for the first quarter in 2005 was included in “Other Charges” on CPR’s Statement of Consolidated Income. The Company has a retained interest of approximately 15% of receivables sold, which is recorded in “Accounts Receivable” on CPR’s Consolidated Balance Sheet. The Company cannot enter into an agreement with a third party with respect to its retained interest.

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At March 31, 2005, allowances of $3.6 million (March 31, 2004 — $5.8 million) were recorded in “Accounts Receivable”. In the first quarter of 2005, $nil million (first-quarter 2004 — $0.3 million) of accounts receivable were written off to “Freight Revenues”.

The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. However, even though the Company acts as collector of all of the securitized receivables, it has no claim against the trust’s co-ownership interest in the securitized receivables. No servicing asset or liability has been recorded, as the benefits CPR receives for servicing the receivables approximate the related costs. Proceeds from collections reinvested in the accounts receivable securitization program were $381.5 million for the first quarter in 2005.

The securitization program is subject to standard reporting and credit-rating requirements for CPR and includes a provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Services and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company has complied with all termination tests during the program.

Contractual Commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

Contractual commitments at March 31, 2005	Payments due by period
(in millions)		Remainder	1 – 3	3 – 5	After
(unaudited)	Total	of 2005	years	years	5 years
Long-term debt	$3,032.3	$275.9	$186.9	$39.0	$2,530.5
Capital lease obligations	334.6	1.0	14.6	18.1	300.9
Operating lease obligations (1)	580.4	110.0	206.4	101.0	163.0
Supplier purchase obligations	577.1	74.0	155.3	116.8	231.0
Other long-term liabilities reflected on the Company’s Consolidated Balance Sheet (2)	934.3	100.9	227.8	184.7	420.9
Total contractual obligations	$5,458.7	$561.8	$791.0	$459.6	$3,646.3

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $196.7 million, primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2005 to 2013. Pension payments are not included due to the volatility in calculating them. Pension payments are discussed further under the heading “Future Trends, Commitments and Risks” under the sub-heading “Pension Plan Deficit”.

In the first quarter of 2005, the Company had the following significant changes to its contractual commitments, other than in the ordinary course of business:

▪	CPR purchased 41 new locomotives that were previously on operating lease.

Future Trends, Commitments and Risks

Capacity Challenges

Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. An unanticipated surge in bulk exports and container imports has created pressure on CPR’s delivery system to and from the Pacific Coast. CPR has begun a $160-million expansion of the track network r extending from the Prairie region to the Port of Vancouver. When completed in the fourth quarter of 2005, it will increase CPR’s capacity in western Canada by more than 400 freight cars a day. Any future expansion will be tied to ongoing market conditions and the future public policy environment in Canada. In addition to expanding the track network, CPR is maximizing its freight handling capacity by purchasing or leasing new and more powerful locomotives, replacing older freight cars with more efficient and higher-capacity freight cars and hiring train crews, as well as redesigning rail service and using highly disciplined scheduled operating practices to increase productivity and efficiency. CPR is also employing a capacity allocation system for the rapidly expanding import container business on the Canadian West Coast and has entered into joint railway agreements that will improve capacity and service levels in the Vancouver area.

Cost Influences

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. CPR plans to eliminate approximately 164 job positions in 2005 as a result of previously announced initiatives designed to achieve cost reductions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. CPR will continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns.

CPR’s covered hopper car fleet consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has indicated a desire to dispose of its fleet to the Farmer Rail Car Coalition. The timing and terms of the transfer have not been determined. CPR will seek to lease the cars under commercial terms that support an efficient low-cost grain handling and transportation system.

Crude Oil Prices

Crude oil prices continued to escalate in the first quarter of 2005 and remain volatile due to strong world demand and geopolitical supply disruptions. CPR will continue to mitigate increases in fuel prices through a fuel risk mitigation program, which includes hedging (discussed under the heading “Financial Instruments” in this MD&A) and fuel surcharges (discussed under the heading “Revenues” in this MD&A). Currently, CPR has hedges in place for 35% of its remaining 2005 fuel purchases. The Company is also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in its Integrated Operating Plan (“IOP”), which is designed to increase system efficiency. Under the IOP, trains are scheduled based on available corridor and yard capacity to minimize congestion across CPR’s network, which leads to fewer gallons of fuel being consumed. Additionally, the IOP optimizes locomotive utilization, allowing for increased train weights and a better match of horsepower to tonnage. CPR also has a progressive fuel management program which is designed to reduce fuel consumption through improved train handling techniques as well as the application of fuel saving devices on over 60% of its locomotive fleet. Each of these improvements leads to lower fuel consumption per GTM.

Border Security

CPR is a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. CPR is also an approved carrier under CBSA’s Customs Self-Assessment program.

CPR works closely with Canadian and U.S. customs officials and with other railways to ensure the safe and secure movement of goods between Canada and the U.S. CPR is fully automated with both CBSA and CBP and provides the requisite shipment information electronically well in advance of border arrival.

CPR has committed to work with CBSA and CBP to install Vehicle and Cargo Inspection Systems (“VACIS”) at five of CPR’s border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. CPR is currently working with CBP and CBSA on the final installation in Windsor, Ontario, which is expected to be complete by the third quarter of 2005. The government of Canada has committed to fund up to $4.1 million, with CPR committed to funding at least the same amount, to secure the rail corridor between the Windsor VACIS facility and the U.S. border. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for CPR customers.

Labour Relations

The Teamsters Canada Rail Conference, Maintenance of Way Employees Division (“TCRC-MWD”) was certified in July 2004 as bargaining agent for employees who maintain CPR’s track. The Company’s collective agreement with the former bargaining agent expired on December 31, 2003. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2006 was achieved with the TCRC-MWD on January 14, 2005, and was ratified by employees on March 18, 2005.

CPR’s collective agreement with the Canadian Auto Workers (“CAW”), which represent employees who maintain and repair locomotives and freight cars, expired on December 31, 2004. A Memorandum of Settlement for a three-year collective agreement extending to the end of 2007 was achieved on February 11, 2005, and was ratified by employees on March 24, 2005.

Negotiations commenced in September 2004 with the International Brotherhood of Electrical Workers (“IBEW”), which represents signal maintainers. CPR’s collective agreement with the IBEW expired at the end of 2004. Negotiations are continuing.

The Company is preparing for negotiations with the Rail Canada Traffic Controllers and the Canadian Pacific Police Association that are scheduled to commence in September 2005.

In the U.S., CPR is party to collective agreements with 29 bargaining units: 15 on its Soo Line Railroad (“Soo Line”) subsidiary and 14 on its Delaware and Hudson Railway (“D&H”) subsidiary.

Soo Line has renewed agreements with eleven unions representing boilermakers, electricians, sheet metal workers, yard supervisors, track maintainers, freight car repair employees, clerks, train dispatchers, signal repair employees, machinists and conductors. A tentative settlement has been reached with the bargaining unit that represents police officers. Negotiations are continuing with the three remaining bargaining units, which represent locomotive and car foremen, mechanical labourers and locomotive engineers. Negotiations with the Teamsters, representing locomotive engineers, are being assisted through mediation.

D&H has renewed agreements with five unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees and mechanical supervisors. Negotiations are continuing with the remaining nine bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, machinists, yard supervisors, electricians, labourers, police, and sheet metal workers.

Environmental

In the fourth quarter of 2004, the Company recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in Minnesota, which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR expects to file with the State of Minnesota in 2005 a response action plan for the east side of the property.

CPR now has sufficient information to reasonably estimate clean-up and other applicable costs for the entire property. As a result, a charge of $90.9 million was taken in the fourth quarter of 2004 because future liability increases for this property became probable and subject to reasonable estimation, in accordance with applicable accounting standards, based on the present scientific and engineering knowledge about the property. The estimate may change as new information becomes available or new developments occur. The costs are expected to be incurred over approximately 10 years.

CPR has initiated litigation against two former lessees that it believes are responsible for a large portion of the contamination. In the first quarter in 2005, a non-binding agreement was documented with one of the lessees and a binding agreement may be finalized in the near future. Under applicable accounting rules, no recovery has been accrued since any recovery is dependent upon a firm agreement or the outcome of the lawsuit, which at present is scheduled for trial in 2007.

Agreements and Contract Negotiations

On June 30, 2004, CPR and Norfolk Southern Railway (“NSR”) entered into a Memorandum of Understanding in an effort to improve the efficiency of railway operations and enhance rail service to customers in the northeastern U.S. Definitive agreements have been entered into and operations have commenced under agreements which provide for:

i). NSR to provide yard services to CPR at Buffalo, New York,

ii). NSR to haul CPR traffic between Buffalo and Binghamton, New York,

iii). the grant of trackage rights between Binghamton and Saratoga Springs, New York, to NSR by CPR,

iv). CPR to haul NSR traffic between Rouses Point, New York, and Saratoga Springs,

v). CPR to provide yard services to NSR at Binghamton, and

vi). the grant of trackage rights over certain NSR lines in the vicinity of Buffalo to CPR by NSR.

In addition, the Memorandum of Understanding contemplates that NSR will enter into an agreement granting CPR trackage rights over NSR lines between Detroit, Michigan, and Chicago, Illinois. These trackage rights will require the approval of or exemption by the STB as well as the construction by NSR of a short connecting track on the route between Detroit and Chicago. It is expected that implementation of the agreements and the trackage rights between Detroit and Chicago will improve the profitability of CPR’s operations in the northeastern U.S., and reduce costs and significantly improve service in the Detroit-Chicago corridor. CPR is now realizing the benefits and savings from these agreements.

Canadian Pacific Railway and EVC reached a five-year agreement for the transportation of coal from EVC’s five mines in southeast British Columbia (“B.C.”) to Vancouver area ports for export. The agreement, which is retroactive to April 1, 2004 and extends to March 31, 2009, includes:

i).	a commitment to increase the base volumes of coal to be moved in line with EVC’s planned capacity increases;

ii).	a framework for the movement of additional tonnes above the base volume during the 2006-2008 coal years, with a rate premium on the additional tonnes;

iii).	fixed coal year rates for the first three years of the contract, with the 2004 rate being approximately 20% higher than the 2003 rate and the 2005 and 2006 rates being in the order of 60% higher than the 2003 rate;

iv).	rates for the 2007 and 2008 coal years that will be linked to EVC’s price for coal with a floor and ceiling rate, both of which will be higher than the 2004 rate.

A number of other operational and commercial issues were also resolved. CPR and EVC agreed to discontinue all legal and regulatory proceedings relating to their previous contract dispute over the transportation of coal from the five EVC coal mines in southeast B.C. The Company has included, in the first quarter of 2005, an accrual in its coal revenues for amounts that are owed to CPR as a result of increased rates under the agreement. Approximately $17 million of these revenues are attributable to a revision of rates for services provided in 2004.

➢	Financial Commitments

In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Certain other financial commitments at March 31, 2005	Amount of commitment per period
(in millions)		Remainder	2006 &	2008 &	2010 &
(unaudited)	Total	of 2005	2007	2009	beyond
Letters of credit	$338.7	$338.7	$—	$—	$—
Capital commitments (1)	607.2	281.5	94.5	86.0	145.2
Offset financial liability	161.9	161.9	—	—	—
Total commitments	$1,107.8	$782.1	$94.5	$86.0	$145.2

(1)	The Company has several contracts outstanding with termination payments ranging from $nil to $33.9 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $53.5 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the letters of credit contract amounts currently included within CPR’s revolving credit facility.

Capital Commitments

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. As part of this commitment, the Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At March 31, 2005, CPR had multi-year capital commitments of $607.2 million in the form of signed contracts or letters of intent, mainly for locomotive overhaul agreements. Payments for these commitments are due in 2005 through 2018. These expenditures are expected to be financed by cash generated from operations.

Offset Financial Liability

The Company entered into a bank loan to finance the acquisition of certain equipment. At March 31, 2005, the loan had a balance of $166.2 million, which was offset by a financial asset of $161.9 million with the same financial institution. The remainder is included in “Long-Term Debt” on CPR’s Consolidated Balance Sheet.

➢	Pension Plan Deficit

The Company’s defined benefit pension plans’ deficit was $604.3 million at December 31, 2004. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $600 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. The Company made contributions of $16.7 million to the defined benefit pension plans in the first quarter of 2005.

The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2004. The Company is currently undergoing an updated actuarial valuation of this plan as at January 1, 2005 (which will be completed by June 2005) and also expects to undergo an updated actuarial valuation as at January 1, 2006. The Company expects its pension contributions in 2005 and 2006 to be approximately $300 million for the two years combined, with at least $60 million of this total contributed in 2005. In deriving these amounts, the Company considered the estimated impact of both of these valuations, along with other factors. The actual amount required to be contributed in 2005 and 2006 will also depend on CPR’s actual experience in 2005 with such variables as investment returns, interest rate fluctuations and demographic changes.

➢	Restructuring

In the second quarter of 2003, CPR announced a restructuring program to eliminate 820 job positions, which required an accrual of $105.5 million for a labour liability. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. CPR eliminated 360 positions by the end of 2003, a further

296 positions by the end of 2004 and 8 positions in the first quarter of 2005. CPR expects to complete the program’s originally targeted 820 reductions by the end of 2005.

Productivity improvements stemming from these job eliminations are expected to reduce compensation and benefits expense by approximately $57 million in 2005 and $72 million annually in future years, compared with 2002, which was the last full year prior to the start of the restructuring program. Job reductions associated with the restructuring program contributed $13 million in savings in the first quarter of 2005.

Cash payments for the elimination of these jobs are expected to be $10 million for the remainder of 2005, $9 million in 2006 and a total of $23 million in the remaining years to 2010. CPR expects to fund these payments from general operations.

The restructuring liabilities also include residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

CPR had cash payments related to severance under all restructuring initiatives and to CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, totalling $13.0 million in the first quarter of 2005, compared with $18.5 million for the same period in 2004. Payments in 2005 are estimated to be $80 million to $90 million.

The total accrued restructuring and environmental liability included in CPR’s Consolidated Balance Sheet at March 31, 2005, was $439.6 million, of which $97.8 million was included in “Accounts Payable” and $341.8 million was included in “Deferred Liabilities”.

Labour liabilities totalling $261.2 million were included in total restructuring liabilities of $267.2 million at March 31, 2005. Labour liabilities totalling $346.8 million were included in total restructuring liabilities of $355.7 million at March 31, 2004.

In the first quarter of 2005, payments made for all restructuring liabilities amounted to $11.8 million, compared with payments of $17.0 million for the same period in 2004. Payments for the first quarter in 2005 relating to the labour liabilities were $11.8 million, compared with $16.7 million for the first three months in 2004.

Also included in the restructuring liabilities were accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $1.2 million in 2005. There were no payments relating to these liabilities in the first quarter of 2005.

Critical Accounting Estimates

To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

➢	Environmental Liabilities

Management estimates the probable costs to be incurred in the remediation of property contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

At March 31, 2005, the accrual for environmental remediation on CPR’s Consolidated Balance Sheet amounted to $172.4 million, of which the long-term portion amounting to $150.1 million was included in “Deferred Liabilities” and the short-term portion amounting to $22.3 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under CPR’s environmental remediation program are charged against the accrual. Total payments were $1.2 million for the first quarter of 2005. The U.S. dollar-denominated portion of the liability was affected by Foreign Exchange, resulting in an increase in environmental liabilities of $0.7 million in the first three months of 2005.

➢	Pensions and Other Benefits

The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit”.

“Other Assets and Deferred Charges” on CPR’s March 31, 2005, Consolidated Balance Sheet included prepaid pension costs of $847.7 million. CPR’s Consolidated Balance Sheet also included $3.3 million in “Accounts Receivable” for prepaid pension costs, and $0.3 million in “Accounts Payable and Accrued Liabilities” and $1.9 million in “Deferred Liabilities” for pension obligations.

The obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined. Post-retirement benefits accruals of $155.5 million were included in “Deferred Liabilities”, and post-retirement benefits accruals of $3.7 million were included in “Accounts Payable and Accrued Liabilities” on CPR’s March 31, 2005, Consolidated Balance Sheet.

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on CPR’s March 31, 2005, Statement of Consolidated Income. For the first quarter of 2005, pension expense was $9.3 million, consisting of defined benefit pension expense of $8.4 million plus defined contribution pension expense (equal to contributions) of $0.9 million. Post-retirement benefits expense for the first quarter of 2005 was $11.1 million, resulting in combined pension and post-retirement benefits expenses of $20.4 million for the three-month period.

➢	Property, Plant and Equipment

CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

Depreciation represents a significant part of the Company’s operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on CPR’s March 31, 2005, Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $109.5 million for the first three months in 2005. At March 31, 2005, accumulated depreciation was $4,584.2 million.

➢	Future Income Taxes

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

In the event that the proposed federal tax rate revisions proposed by the Canadian government become law, they may have a material effect on Future Income Taxes. These revisions are discussed further under the sub-heading “Income Taxes” in this MD&A.

Future income tax expense totalling $40.1 million was included in income taxes in the first quarter of 2005. At March 31, 2005, future income tax liabilities of $1,426.8 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $71.3 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

➢	Legal and Personal Injury Liabilities

CPR is involved in litigation in Canada and the U.S. related to its business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Consolidated Statement of Income and amounted to $15.2 million for the first quarter of 2005.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $162.6 million, net of insurance recoveries, at March 31, 2005. The total accrual included $96.5 million in “Deferred Liabilities” and $104.1 million in “Accounts Payable and Accrued Liabilities”, offset by $18.9 million in “Other Assets and Deferred Charges” and $19.1 million in “Accounts Receivable”.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline.

However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. The Company intends to continue its fuel mitigation program to attempt to offset the effects of high crude oil prices.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.

There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the STB in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation amending the Canada Transportation Act was introduced in Parliament in late March 2005. The draft legislation is the follow up to the federal government’s 2001 review of the Canada Transportation Act. Among other things, the draft legislation:

(i)	preserves the status quo with respect to the granting of running rights over the lines of a railway to other railway companies, except that the draft legislation gives the Canadian Transportation Agency new powers to determine, in the event of a dispute between a railway company and a public transportation authority, the conditions and the price for the use of a railway company’s railway, land equipment, facilities or services by a public transportation authority;

(ii)	incorporates new remedies for parties making noise complaints against railways;

(iii)	broadens the scope of access to competitive connection rates (currently known as competitive line rates);

(iv)	broadens final offer arbitration to cover charges for incidental services and other terms and conditions of transportation services and to include shipper groups and urban transportation authorities;

(v)	amends the provisions concerning the transfer and discontinuance of railway lines to provide urban transportation authorities the opportunity to purchase railway lines being offered for transfer under the Act, to provide for the listing of sidings and spurs in metropolitan areas which railways intend to dismantle and to provide for offers to transfer such sidings and spurs to government bodies, including urban transportation authorities;

(vi)	provides for the Canadian Transportation Agency to resolve disputes between a railway company and a public transportation authority that arise in the context of the negotiation of any agreement concerning the use of a railway company’s railway, land equipment, facilities or services by a public transportation authority; and

(vii)	provides for new regulation of the construction, alteration, maintenance, repair, operation, security and safety of international bridges and tunnels.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.

Glossary of Terms

“Carloads”	revenue-generating shipments of containers, trailers and freight cars

“CBP”	U.S. Customs and Border Protection

“CBSA”	Canada Border Services Agency

“CICA”	Canadian Institute of Chartered Accountants

“CPRL”	Canadian Pacific Railway Limited

“CPR”, “Company”	CPRL and its subsidiaries

“C-TPAT”	CBP’s Customs-Trade Partnership Against Terrorism program

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly-owned indirect U.S. subsidiary of CPRL

“DSOP”	CPRL’s Directors’ Stock Option Plan

“EPS”	earnings-per-share

“EVC”	Elk Valley Coal Partnership, CPR’s main coal customer

“FOA”	Final Offer Arbitration pursuant to the provisions of the Canada Transportation Act

“Foreign Exchange”	the value of the Canadian dollar relative to the U.S. dollar

“FX on LTD”	foreign exchange gains and losses on long-term debt

“GAAP”	Canadian Generally Accepted Accounting Principles

“GTMs” or “gross ton-miles”	the movement of total train weight over a distance of one mile (total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives)

“IOP”	CPR’s Integrated Operating Plan, the foundation for scheduled railway operations

“LIBOR”	London Interbank Offered Rate

“MD&A”	CPRL’s First Quarter 2005 Management’s Discussion and Analysis

Glossary of terms

“MSOIP”	CPRL’s Management Stock Option Incentive Plan

“Operating Ratio”	the ratio of total operating expenses to total revenues

“PIP”	CBSA’s Partners in Protection program

“RTMs” or “revenue ton-miles”	the movement of one revenue-producing ton of freight over a distance of one mile

“Soo Line”	Soo Line Railroad Company, a wholly-owned indirect U.S. subsidiary of CPRL

“STB”	U.S. Surface Transportation Board

“TCRC”	Teamsters Canada Rail Conference

“TCRC-MWD”	TCRC Maintenance of Way Employees Division

“VACIS”	Vehicle and Cargo Inspection System - installed at U.S.-Canada border crossings

“WCB”	Workers’ Compensation Board

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil

Suite 500 Gulf Canada Square
401 - 9th Avenue SW Calgary Alberta T2P 4Z4

www.cpr.ca       TSX/NYSE: CP

Office of the Corporate Secretary
Suite 920 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway

April 28, 2005

Alberta Securities Commission

Dear Sirs:

EXHIBIT TO CANADIAN PACIFIC RAILWAY LIMITED CONSOLIDATED FINANCIAL
STATEMENTS FOR PERIOD ENDED MARCH 31, 2005

Pursuant to section 8.4 of National Instrument 44-102 Shelf Distributions, attached are updated earnings coverage calculations for the period ended March 31, 2005. This information is provided in connection with the filing by Canadian Pacific Railway Limited (“CPRL”) of its consolidated financial statements for the three months ended March 31, 2005, and in relation to the base shelf prospectus of Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, dated May 6, 2004, relating to the offering by Canadian Pacific Railway Company of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY

(signed) “Robert V. Horte”

Robert V. Horte
Corporate Secretary

UPDATED EARNINGS COVERAGE RATIOS

The following ratios are provided in connection with Canadian Pacific Railway Company’s base shelf prospectus, dated May 6, 2004, relating to the offering of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency, and are based on CPRL’s consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

Interest coverage ratios
(times)	March 31	December 31
	2005	2004
Interest coverage on long-term debt

Interest coverage on long-term debt before other specified items and foreign exchange on long-term debt	3.7	3.4

Interest coverage on long-term debt after other specified items and foreign exchange on long-term debt	3.9	3.5

Net tangible asset coverage on long-term debt Before the effect of future income taxes	2.6	2.6

After the effect of future income taxes	2.2	2.2

April 28, 2005

To the Alberta Securities Commission

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 11, 2005, reported to the shareholders of CPRL on the following financial statements incorporated by reference in the short form prospectus of the Company dated May 6, 2004 relating to the sale and issue of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the “prospectus”).

•	Consolidated balance sheets as at December 31, 2004 and 2003; and
•	Consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2004.

The prospectus also incorporates by reference the following unaudited interim financial statements:

•	Consolidated balance sheet as at March 31, 2005;
•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2005 and 2004.

We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2004. Although we have performed an audit for the year ended December 31, 2004, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2004 and 2003 and the statements of consolidated income, retained earnings and cash flows for each of years in the three-year period ended December 31, 2004 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2004.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2005 and for the three-month period ended March 31, 2005 and 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed by) PricewaterhouseCoopers LLP

Chartered Accountants

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R.J. Ritchie, President and Chief Executive Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

Signed:	R.J. Ritchie

R.J. Ritchie
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, M.T. Waites, Executive Vice-President and Chief Financial Officer of Canadian Pacific Railway Limited, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

Signed:	M.T. Waites

M.T. Waites
Executive Vice-President and Chief Financial Officer